SKADDEN, ARPS, SLATE, MEAGHER & FLOM
PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
JOHN ADEBIYI ♦	42/F, EDINBURGH TOWER, THE LANDMARK
CHRISTOPHER W. BETTS	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
EDWARD H.P. LAM ♦*		CHICAGO
G.S. PAUL MITCHARD QC ♦	TEL: (852) 3740-4700	HOUSTON
CLIVE W. ROUGH ♦	FAX: (852) 3740-4727	LOS ANGELES
JONATHAN B. STONE *	www.skadden.com	NEW YORK
ALEC P. TRACY *		PALO ALTO
WASHINGTON, D.C.
♦ (ALSO ADMITTED IN ENGLAND & WALES)		WILMINGTON
* (ALSO ADMITTED IN NEW YORK)
BEIJING
REGISTERED FOREIGN LAWYERS		BRUSSELS
Z. JULIE GAO (CALIFORNIA)	March 19, 2014	FRANKFURT
GREGORY G.H. MIAO (NEW YORK)		LONDON
ALAN G. SCHIFFMAN (NEW YORK)		MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

VIA EDGAR

Mara L. Ransom, Assistant Director

Daniel Porco, Staff Attorney

William Thompson, Accounting Branch Chief

Anthony Watson, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                          JD.com, Inc.
Registration Statement on Form F-1 (No.333-193650)
Response to the Comment Letter Dated February 28, 2014

Dear Ms. Ransom, Mr. Porco, Mr. Thompson and Mr. Watson:

On behalf of our client, JD.com, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 28, 2014. Concurrently with the submission of this letter, the Company is filing its amended registration statement on Form F-1 (the “Amended Registration Statement”) and certain exhibits via EDGAR.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Amended Registration Statement, marked to show changes to the draft registration statement publicly filed with the Commission on January 30, 2014, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Amended Registration Statement to include the Company’s financial statements for the full year 2013 and the Company’s recent developments.

General

1.                    We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the number of shares offered, and price range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed. Please refer to Instruction 1 to Item 501(b)(3) of Regulation S-K.

The Staff’s comment is noted. The Company confirms that it will include all information that may not properly be excluded under Rule 430A as soon as such information becomes available.

2.                    All exhibits are subject to our review. Accordingly, please file all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

The Staff’s comment is noted. The Company is filing the available exhibits herewith and will file the remaining exhibits as soon as they become available.

3.                    Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

The Company confirms that it will arrange for FINRA to communicate its clearance to the Staff prior to the effectiveness of the registration statement.

4.                    We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to iResearch to support the claims you make in the second paragraph on page 1, and Euromonitor International on page 2. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true.

In response to the Staff’s comment, the Company has provided in Annex A copies of the relevant pages from each third-party source cited in the Amended Registration Statement. The specific passages are also marked for the Staff’s easy reference. The Company confirms that it did not fund and was not otherwise affiliated with any of the third-party sources it cites. The Company further advises the Staff that all of these third-party sources are publicly available.

Gatefold

5.                    Clarify your reference to 35.8 million active customer accounts to clarify how you define “active” and to state that this includes customers from your marketplace and direct sales, if true.

In response to the Staff’s comment, the Company has revised the graphics in the gatefold.

Prospectus Summary, page 1

6.                    Please provide dollar equivalents for all amounts listed in renminbi in this section. In this regard, we note you provide equivalents for some of the amounts you disclose.

The Company respectfully advises the Staff that according to Section 6620.5 of the Financial Reporting Manual issued by the Commission’s Division of Corporation Finance:

Dollar equivalent or convenience translations are generally not permitted, except that a convenience translation may be presented only for the most recent fiscal year and interim period. Translation should be made at the exchange rate on the balance sheet date or most recent date practicable, if materially different. The rate used for the convenience translation should generally be the rate that the issuer would use if dividends were to be paid in U.S. dollars.

In response to the Staff’s comment, the Company has revised the disclosure to provide the U.S. dollar equivalent for the most recent fiscal year and in each place where an RMB amount of a non-financial data is given.

7.                    Please revise your disclosure under this heading as follows:

•                  Make clear why you have a series of contractual arrangements through Jingdong Century with Jiangsu Yuanzhou and its shareholders, rather than direct ownership;

•                  Here or elsewhere, for example, under “Regulations, page 132,” confirm whether you believe your wholly owned PRC subsidiaries are in the encouraged category in the Guidance Catalogue of Industries for Foreign Investment.

In response to the first bullet point under the Staff’s comment, the Company has revised the disclosure on page 2.

In response to the second bullet point under the Staff’s comment, the Company respectfully advises the Staff that its wholly owned PRC subsidiaries are not engaged in businesses that are classified as “encouraged” in the Guidance Catalogue of Industries for Foreign Investment, and the Company has revised the disclosure on page 141 to clarify this point.

Our Business, page 1

8.                    Since investors will be investing in a holding company that does not directly own its business operations in China, please make this clear in the first paragraph of the prospectus summary under “Our Business.” It must be evident that the business you are describing is not the registrant’s business but that of your variable interest entities and their various wholly-owned subsidiaries.

In response to the Staff’s comment, the Company has revised the disclosure on page 2. The Company respectfully advises the Staff that only the portions of its operations relating to value-added telecommunications services, the distribution of books and audio and video products and the provisions of online payment services are conducted through the Company’s variable interest entities and their wholly owned subsidiaries, and that the Company’s variable interest entities and their wholly owned subsidiaries collectively contributed only 2.2%, 3.2% and 2.9% of the Company’s consolidated total revenues in 2011, 2012 and 2013, respectively. In addition, the Company respectfully submits that the requested language is customarily included in a separate paragraph at the end of the business overview section of the prospectus summary rather than included in the first paragraph and the Company wishes to follow customary practice in this regard.

9.                    Where you state that you provide consumers an enjoyable online retail experience, please characterize this as your belief and tell us how you know this to be an accurate statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 118 to characterize this statement as the Company’s belief. The Company advises the Staff that its belief is based on the feedback that the Company has received from customers over the years about the quality of the Company’s products and services. The Company has worked hard to ensure that the experience of shopping on the Company’s website and mobile applications will be enjoyable for its customers, and the Company believes that the continued growth in active customers from period to period confirms the success of the Company’s approach.

Our Industry, page 2

10.             We note your assertion that China’s online retail CAGR is “significantly faster than that of the offline retail market.” Please disclose the CAGR for China’s offline retail market, and provide the appropriate source materials for any third party sources cited.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 115 to read “significantly faster than that of the overall retail market.” The Company has already disclosed the growth rate for the overall retail market (total retail sales) in China on page 115 and the source for this disclosure is included in Annex A as part of the response to comment #4 above.

Corporate History and Structure, page 4

11.             Please disclose under this heading that you are a holding company and conduct your operations primarily through your subsidiaries in China. Please revise to briefly disclose under this heading the significant restrictions on the payment of dividends imposed under PRC law and disclose the circumstances under which the funds of your subsidiaries and VIE are distributable as cash dividends to you.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 6.

12.             Please briefly describe the material terms of the contractual arrangements between JD.com and your PRC VIEs, and their shareholders, including any provisions related to term and termination. Please also disclose that if your VIEs and their shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control and that if you are unable to maintain effective control, you would not be able to continue to consolidate the VIEs’ financial results with your financial results.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 7.

Conventions that Apply to this Prospectus, page 5

13.             We note that your definition of “GMV” refers to the total value of all orders placed on your website and mobile applications, including orders for products and services sold in your online direct sales business and on your online marketplace, “regardless of whether the transaction is ultimately consummated” or the goods are returned. The quoted reference is unclear to us; please help us understand what GMV is intended to capture, with a view to understanding why your GMV was RMB$86.4 billion in the first nine months of 2013 yet your net revenue for the same period was RMB$49.2 billion. Please also tell us why and how you believe the use of this metric is useful to investors.

In response to the Staff’s comment, the Company respectfully advises that the primary reason for the difference between the GMV and net revenue figures is that the Company accounts for the goods and services sold on the Company’s online marketplace on a net commission fee basis. The value of those goods and services is included in GMV, as disclosed on page 9, but not included in the Company’s net revenues. The Company’s net revenues from its online marketplace business are categorized as services and others and primarily consist of commissions earned from third-party sellers and service fees for value-added fulfillment or other services that the Company provides to the third-party sellers upon their request.

The Company believes that GMV is useful to investors because it gives them a clearer indication of the volume of business that the Company is transacting by counting the value of all the goods and services ordered on the Company’s platform including the Company’s online marketplace. In addition, other companies with similar business models such as eBay also disclose GMV in the same fashion, and this disclosure allows investors to compare the Company to other similar companies on a consistent basis.

The Company has revised the disclosure on pages 9 and 16 to clarify that GMV includes the value of an order even if the goods are not delivered or paid for, or even if the goods are delivered and paid for but subsequently returned. Therefore, consistent with industry practice, an order is included in GMV if the customer cancels the order before the goods are delivered, or refuses the goods when they are delivered, or returns the goods at a later date under the Company’s return policy.

Summary Consolidated Financial Data and Summary Operating Data, page 10

14.             Please revise your disclosure in footnote (1) to the table of Summary Operating Data on page 12 to clarify whether active customer accounts includes customers of your online direct sales business and your online marketplace.

In response to the Staff’s comment, the Company has revised the disclosure on page 16.

Risk Factors, page 13

Risks Related to Our Business, page 13

We plan to further expand our fulfilment infrastructure…, page 15

15.             Please define the terms “tier three” and “tier four”, as those terms are used in this section and throughout the filing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 122 and 123 to remove the “tier three” and “tier four” concepts.

We rely on online direct sale of computer…, page 16

16.             We note your disclosure that you have recently expanded your product categories in order to diversify your revenue sources. Please expand your disclosure to include the new products offered and discuss how these new offerings will diversify your revenue streams.

In response to the Staff’s comment, the Company has revised the disclosure on page 22.

Failure to protect confidential information of our customers and network…, page 26

17.             We note your indication that you have experienced breaches of your information security measures in the past. Here or in an appropriate place in your prospectus, please revise to clarify whether such breaches were material.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 to confirm that none of the breaches was material.

Our use of some leased properties could be challenged by third parties…, page 28

18.             We note your disclosure that some of your lessors have not been able to provide proper ownership certificates for some of the properties you lease. Please amend your disclosure to quantify the amount of revenue attributable to the properties that do not have actual or adequate certificates of ownership or subleasing rights.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 34 of the Amended Registration Statement to disclose the percentage of lessors that are not able to provide ownership certificates or other documentation. However, the Company respectfully advises the Staff that it leases over 1,700 separate properties as warehouses, delivery stations and pickup stations in its fulfillment infrastructure, that none of these properties is directly responsible for generating revenue, and consequently that it is not possible to quantify the amount of revenue attributable to the properties that do not have actual or adequate certificates of ownership or subleasing rights.

Any lack of requisite approvals, licenses or permits…, page 29

19.             You refer to several examples of permits and licenses that you might be at risk for failure to obtain. Your discussion in the third and fourth paragraphs on page 30 regarding your failure to obtain approval prior to the establishment of some of your subsidiaries would seem to have a potential material impact upon you and yet the discussion is combined with other examples. Tell us what consideration you gave to highlighting this risk by disclosing it as a stand-alone risk or tell us why you believe this is not necessary.

In response to the Staff’s comment, the Company respectfully advises the Staff that in spite of the defects with respect to the process of establishing certain of the Company’s indirect PRC subsidiaries, the Company has not received any notice of warning or been subject to any penalties or other disciplinary action from the relevant governmental authorities with respect to these defects. In addition, each of these indirect PRC subsidiaries has passed the annual inspection by the competent administration for industry and commerce since its establishment, which means that they enjoy legal person status in accordance with PRC law, and there has not been any challenge by the competent administration for industry and commerce against the legality of the legal person status of these subsidiaries. Therefore, the Company is of the view that it is not necessary to disclose it as a stand-alone risk.

Risks Related to Our Corporate Structure, page 37

If the PRC government deems that the contractual arrangements in relation to Jingdong 360 and Jiangsu Yuanzhou do not comply with PRC regulatory restrictions…, page 37

20.             Tell us what consideration you gave to enhancing this risk factor to acknowledge that the CSRC was reportedly considering regulating the use of VIEs and that any such regulations could have a material impact on you.

In response to the Staff’s comment, the Company respectfully advises the Staff that in or around September 2011, various media sources reported that the CSRC had prepared a report proposing pre-approval by the Ministry of Commerce and the CSRC of overseas listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, several days after these news reports, a media source also reported that it was told by a competent authority that such report was prepared by a research department of CSRC only for internal study and that it had not been submitted to any higher level government authority. In addition, the Ministry of Commerce, which was reported to be the pre-approval authority, clarified in its regular press conference that it had no idea about this report and it also admitted that there are no specific PRC laws and regulations on the variable interest entity structure. It has been more than two years from the date of such news and no new PRC laws and regulations have been enacted by the CSRC to regulate the variable interest entity structure, nor is the Company aware of any draft of any such laws or regulations that has been proposed and published for public comments by any competent PRC government agency. Considering the large number of overseas-listed companies using the variable interest entity structure, and also considering that a number of new overseas listings of companies using this structure have occurred since the news reports discussed above, the Company believes that there is no evidence that the PRC governmental authority is taking any concrete action to promulgate any new laws and regulations on this structure in the near future. Therefore, the Company respectfully advises the Staff that the news that CSRC was reportedly considering regulating the use of variable interest entities more than two years does not merit disclosure.

Any failure by our variable interest entities or their shareholders to perform…, page 39

21.             Please elaborate on any challenges you may encounter in enforcing your contractual obligations, including why your legal remedies may not be effective. Also, please elaborate on any material uncertainties in the PRC legal system that may impede enforcement of your contracts.

In response to the Staff’s comment, the Company has revised the disclosure on page 45.

22.             Please describe the effects if you are unable to enforce your contractual arrangements and are unable to exert effective control over your affiliated entities. Please include a discussion of the consequences to your business and your shareholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 45.

23.             We note that all of your agreements provide for the resolution of disputes through arbitration in China. If applicable, please disclose the main features that differentiate such arbitrations from those administered by other international arbitration institutions to the extent they affects your business and your shareholders.

In response to the Staff’s comment, the Company respectfully advises the Staff that China is a Contracting State to the Convention on Recognition and Enforcement of Foreign Arbitral Awards (the New York Convention), and China’s major arbitration legislation, the PRC Arbitration Law (1994), is partly based on the UNCITRAL Model Law on International Commercial Arbitration and includes most principles underlying international arbitration in other jurisdictions. The agreements in question provide for arbitration with the China International Economic and Trade Arbitration Commission (“CIETAC”), and the current CIETAC rules, which were introduced in May 2012, are very similar in most respects to the rules of other arbitration institutions, including with regards to case filing, composition of arbitral tribunal, organization of arbitral procedure, conduct of oral hearing, rendering of arbitral award, language of arbitration and service of process. In addition, CIETAC has a panel of arbitrators consisting of over 900 arbitrators, about one third of whom are non-Chinese. Under the current CIETAC rules, each of the disputing parties may select or entrust the chairman of the arbitration commission to select one arbitrator, and the third one may be jointly selected by the parties or by the chairman of the arbitration commission jointly entrusted by the parties. Therefore, the Company believes that the main features of arbitration under CIETAC are not significantly different from arbitration administered by other arbitration institutions to the extent that they would affect the Company’s business and shareholders.

Risks Related to Doing Business in China, page 42

The approval of the China Securities Regulatory Commission…, page 47

24.             Please quantify the fines or penalties you may be subject to if the CSRC or another PRC regulatory body subsequently determines that you need to obtain the CSRC’s approval for this offering.

In response to the Staff’s comment, the Company advises the Staff that no rules or interpretations have been issued to specify or quantify the fines or penalties that may be imposed if the CSRC or another PRC regulatory body were to determine that the Company needed to obtain the CSRC’s approval for this offering.

Our business benefits from certain financial incentives…, page 50

25.             We note your disclosure that you have received certain governmental incentives over the past three years. Please disclose the necessary qualifications for you to be eligible to receive these incentives and the approximate amounts you could be eligible to receive. Please also discuss whether you intend to continue to meet any such qualifications in the future.

The Company advises the Staff that the timing , amount and criteria for receiving government incentives are unpredictable. Some municipalities grant tax rebates to companies that pay taxes to the municipality, but only to the extent that the municipality has a surplus, which is not a qualification that a company can meet or not meet. The Company has received tax rebates from several jurisdictions. In some cases, companies negotiate with municipalities to receive an incentive upon carrying out a specific project. These negotiations are ad hoc and the conditions may be subject to further negotiation or renegotiation before, while or after the project is actually carried out. The timing, amount and criteria of any government financial incentives are within the sole discretion of the government authorities and cannot be predicted with certainty before the payment is actually received.

In response to the Staff’s comment, the Company has added disclosure on page 56 to describe the uncertain nature of government financial incentives.

Risks Related to This Offering, page 52

You may not receive cash dividends if the depositary…, page 55

26.             Please amend your disclosure to make it clear that the depositary will pay cash dividends only to the extent that you decide to distribute any dividends. In this regard, we note your disclosure on page 54 that you do not expect to pay any dividends in the foreseeable future.

In response to the Staff’s comment, the Company has revised the disclosure on page 62.

Use of Proceeds, page 63

27.             Considering the restrictions and challenges discussed in the risk factor beginning on page 48, please explain how funds raised offshore would be used to operate your business in China, including how you plan to structure the funding of your PRC subsidiaries from the proceeds of this offering and the timetable associated with the applicable government registration requirements and receipt of the necessary government approvals. Enhance your risk factor disclosure to explicitly state that the failure to receive proper approvals could adversely impact your ability to use the proceeds from this offering in the manner you intend.

In response to the Staff’s comment, the Company has revised the disclosure on page 69.

Capitalization, page 65

28.             Please disclose your capitalization information as of a date no earlier than 60 days prior to the date of the prospectus. Please see Item 4 of Form F-1 and Item 3.B of Form 20-F.

In response to the Staff’s comment, the Company respectfully notes the guidance provided by the Division of Corporation Finance under “International Reporting and Disclosure Issues”:

Item 3.B of Form 20-F requires a capitalization table prepared as of a date within 60 days of the effectiveness of a registration statement. However, Item 8 permits the most recent balance sheet (from which a capitalization table is ordinarily derived) to be as much as 9 months old. As written, the age requirement for the capitalization table is also considerably more stringent than the 135-day window customarily used by US issuers in their registration statements.

Consistent with historical practice, the staff will not object if a foreign private issuer presents its capitalization table as of the same date as the most recent balance sheet required in the registration statement. If there have been significant subsequent changes in capitalization such as debt or equity issuances, recapitalizations, or special dividends, these changes should be reflected in “as adjusted” columns or footnotes to the table.

http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P159_11129

The Company respectfully requests that it be permitted to present its capitalization table as of the same date as the most recent balance sheet required in the registration statement, consistent with the guidance above.

Dilution, page 67

29.             Please tell us how you computed net tangible book value and net tangible book value per ordinary share as of September 30, 2013.

The Company respectfully advises the Staff that net tangible book value as of a particular period end is computed by deducting total liabilities book value at end of the period from total tangible book value at end of the period. Total tangible book value is computed by excluding net intangible assets and goodwill from the Company’s total assets as of the period end. Further, the Company computes net tangible book value per ordinary share by dividing the net tangible book value with numbers of outstanding ordinary shares at the end of the period.

The Company has revised the referenced disclosures on pages 73 and 74 of the revised Draft Registration Statements to update the net tangible book value and net tangible book value per ordinary share to as of December 31, 2013.

Enforceability of Civil Liabilities, page 70

30.             Please revise your disclosure to make clear whether or how shareholders may originate a cause of action in the Cayman Islands.

In response to the Staff’s comment, the Company has revised the disclosure on page 77 to affirm that shareholders may originate a cause of action in the Cayman Islands and to provide a cross-reference to the section of the disclosure that discloses in more detail whether or how shareholders may originate a cause of action in the Cayman Islands.

31.             Please make clear whether the PRC has treaties or other forms of reciprocity with the Cayman Islands.

In response to the Staff’s comment, the Company has revised the disclosure on page 77.

Management’s Discussion and Analysis of Financial Condition…, page 82

General

32.             We note your disclosure in the last risk factor on page 25 that purchases using mobile devices by your customers have increased significantly and that you expect the trend to continue. Please tell us your consideration of discussing this trend and the direct sales from mobile applications for each period presented. In this regard, we note that you plan on expanding your mobile application’s accessibility and functionality over the coming years. If material, please discuss the corresponding effects of such expansion on the company’s financial condition. Please refer to Item 5.A. of Form 20-F.

In response to the Staff’s comment, the Company respectfully advises the Staff that it tracks mobile usage primarily in terms of the percentage of orders that are placed on the

Company’s platform through mobile applications. This figure is disclosed on page 120. The Company uses this metric to gauge its customers’ interest in mobile shopping, and the Company has responded to this growing interest as discussed in the Registration Statement. However, the Company has only recently begun to track mobile usage and it has not yet begun to track direct sales from mobile applications, and the effect of the expansion of mobile usage to date (which is still in its early stages) on the Company’s financial condition is difficult to isolate.

33.             We note your disclosure in the risk factor on page 26 that you have experienced breaches of your information security measures in the past such as a leak of user account information from CSDN in 2011. Please tell us your consideration of disclosing a description of cyber incidents experienced in the past that are individually, or in the aggregate, material, including a description of the costs and other consequences.

In response to the Staff’s comment, the Company confirms that none of the instances was material, individually or in the aggregate.

Overview, page 82

34.             We note your discussion of the impact of various government regulations on your business in the risk factor section as well as your Regulation section. Please provide a description of the material effects of government regulations on your business and the effects such policies could have on your future operations. For example, please identify and discuss any ways these regulations may result in your liquidity increasing or decreasing in any material way or have a material impact on revenues or income from continuing operations. Please see Item 4 of Form F-1 and Items 5.A.4 and 5.D of Form 20-F.

In response to the Staff’s comment, the Company notes that government regulations affecting the Company’s business may be divided into three general categories.

Regulations on foreign ownership and on transfer of funds into and out of China affect the Company’s corporate structure and financing. The effect of these regulations is discussed extensively in the sections “Corporate History and Structure” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “—Holding Company Structure”, in addition to “Risk Factors” and “Regulations”. These regulations do not have a significant impact on the Company’s day-to-day operations or financial performance.

Regulations on business licenses affect the Company’s legal and compliance functions. The Company’s management is required to apply to various government departments for a variety of government licenses. While obtaining and renewing licenses can be time-consuming, and failure to obtain or renew licenses can expose the Company to legal liability as discussed in the “Risk Factors” and “Regulations” sections, these regulations do not have a significant impact on the Company’s day-to-day operations or financial performance.

Regulations on the Company’s business operations include the Product Quality Law and the Consumer Protection Law, which require the Company to ensure the quality of the goods it sells and give customers the right to return goods within seven days of receipt with no questions asked. The Consumer Protection Law has only come into force recently and the Company’s pre-existing policies for quality control and product returns were already at least as stringent as those in the new law, so the Company has not experienced any direct impact from the new law. In addition, the Company is required to participate in various government statutory employee benefit plans, as further discussed in the response to comment 42 below. The Company is also subject to the Labor Contract Law and related rules, which requires employers to enter into written contracts with workers and to pay compensation to workers who are terminated under certain circumstances. These various laws and regulations are disclosed in the Registration Statement in the “Risk Factors” and “Regulations” sections, and the Company has also added disclosure on pages 88 and 89 in response to the Staff’s comment.

35.             We note your disclosures in the next to last paragraph on page 30 that you were penalized by government authorities for selling products without proper licenses. We also note your disclosure in the first complete risk factor on page 33 that you have been subject to legal proceedings and claims related to intellectual property rights of others. Please tell us whether governmental penalties and losses related to intellectual property claims have had a material impact on your operating results. If so, also tell us your consideration of disclosing the impact of such penalties and losses in your discussion of operating results for each period presented.

In response to the Staff’s comment, the Company confirms that none of the penalties or losses was material, individually or in the aggregate.

Our Ability to Effectively Invest in Our Fulfillment Infrastructure…, page 84

36.             We note your disclosure that you have budgeted approximately RMB2.4 billion to increase your fulfillment infrastructure. Please provide additional disclosure regarding the sources of these budgeted funds. In this regard we note your disclosure on page 63 that a portion the proceeds of this offering will be used to expand your fulfillment infrastructure.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 91.

Selected Statements of Operations Items, page 85

37.             Please tell us your consideration of separately disclosing the number of active customer accounts, the number of orders fulfilled and the SKUs offered in your direct online sales business and your online marketplace in your discussion and analysis of net revenues for each period presented. Please also tell us your consideration of disclosing the average sales price of orders fulfilled through your direct online sales business and the average service revenues generated from orders fulfilled through your online marketplace, and the extent increases in revenues are attributable to increases in prices.

In response to the Staff’s comment, the Company respectfully advises the Staff that the number of active customer accounts and the number of orders fulfilled cannot be divided between the Company’s direct online sales business and its online marketplace in any meaningful way. The Company’s website is organized by product category, and the Company believes that most customers base their purchase decisions primarily on the quality and price of the products that are offered, rather than on whether the products are being offered by the Company or by a third-party seller. Not only do customers typically order some products offered by the Company and some products offered by third-party sellers, but customers frequently include products offered by the Company and products offered by third-party sellers within the same order. Thus, even orders cannot be assigned to only one of the two categories of direct online sales business or online marketplace.

The Company has disclosed the number of SKUs offered in its direct online sales business and on its online marketplace for December 31, 2013, in the Amended Registration Statement. The Company respectfully advises the Staff that the number of SKUs offered is not directly related to net revenues for either the Company’s direct online sales business and its online marketplace. When the Company introduces new product categories, sales of the new SKUs tend to be lower than in existing product categories until existing and potential customers become aware of their availability. When the Company or third-party sellers introduce new SKUs within existing product categories, sales of the new SKUs also tend to be lower because the most popular products are normally identified for introduction first. Furthermore, in the case of the Company’s online marketplace, the Company generates net revenues from both commissions and services, so net revenues are influenced by whether third-party sellers choose to make use of the Company’s fulfillment services, and this choice bears no clear relationship to the number of SKUs offered.

Historically, average sales price per order and average revenues per order have been driven in large part by the evolution of the Company’s products offerings. In the early years of the Company’s operation, it primarily offered and was primarily known for consumer electronics, which have a relatively high average sales price. As the Company has expanded into other product categories, the average sales price per order and average revenues per order has tended to decline, simply because the average sales price of the products in many of these product categories is lower. The Company discloses GMV, net revenues and number of orders fulfilled, so the information is available for investors who wish to calculate average sales price per order fulfilled and average revenues per order fulfilled, but the Company does not believe that these numbers are key metrics for the Company’s performance.

Results of Operations, page 88

38.             Please quantify the impact of rising labor costs, the increase in rental expenses, the increase in processing charges, and increased shipping charges from third-party carriers in your discussion and analysis of fulfillment expenses for the nine months ended September 30, 2013 and 2012 and years ended December 31, 2012 and 2011.

In response to the Staff’s comment, the Company has revised the disclosure on pages 97 and 98.

Liquidity and Capital Resources, page 92

Cash Flows and Working Capital, page 92

39.             Please disclose the amount of cash and short-term investments disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled.

In response to the Staff’s comment, the Company has revised the disclosure on page 102.

40.             Please disclose how cash is transferred to your PRC subsidiaries and VIEs, and conversely, how earnings and cash are transferred from your PRC subsidiaries and VIEs to your entities outside the PRC. Please also disclose restrictions that impact the ability to transfer cash within your corporate structure. Finally, please disclose the amount of cash and cash equivalents denominated in RMB and USD.

In response to the Staff’s comment, the Company has revised the disclosure on page 103.

41.             Please include a discussion of the revolving lines of credit disclosed in note 26 to the financial statements and the amount of borrowings available to you to fund your operations as of the most recent balance sheet date.

In response to the Staff’s comment, the Company has revised the disclosure on page 102.

42.             We note your indication on page 129 that you participate in various government statutory employee benefit plans, including social insurance funds. If material, tell us how these contributions impact you, especially considering your growing workforce.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s contributions to various government statutory employee benefit plans on behalf of its employees collectively accounted for approximately 21% of total cash compensation for employees in 2013. The Company does not disclose these amounts separately because they are legal obligations that the Company has no discretion in paying and their impact is already reflected in the Company’s historical operating expenses. The requirements have remained stable in recent years and the amounts are generally proportionate to headcount, so they do not factor into the Company’s decision-making process separately from labor costs as a whole.

Capital Expenditures, page 95

43.             Please disclose the anticipated source of funds needed to fulfill your planned capital expenditures. Please refer to Item 5.B.3.of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 105.

Quantitative and Qualitative Disclosure about Market Risk, pager 96

Foreign Exchange Risk, page 96

44.             You disclose in the last paragraph that as of September 30, 2013 you had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB13.3 billion and U.S. dollar denominated cash balances of US$4.0 million. We note that total cash and cash equivalents, restricted cash and short-term investments reported in the unaudited interim condensed consolidated balance sheet aggregated RMB13.3 billion. Please revise your disclosure to clarify whether the U.S. dollar-denominated cash balance of US$4 million is in addition to or included in the RMB13.3 aggregate balance of cash and cash equivalents, restricted cash and short-term investments. Also, please tell us how the U.S. dollar-denominated cash balance is reflected in the unaudited interim condensed consolidated balance sheets.

In response to the Staff’s comment, the Company respectfully advises the Staff that the U.S. dollar-denominated cash balance as of September 30, 2013, was too small to affect the RMB-denominated cash balance as of September 30, 2013, when the latter was rounded to one-tenth of a billion, and that this remains the case as of December 31, 2013. As of December 31, 2013, the Company had cash balances of RMB14,556,836,815 and US$6,706,752. The former is rounded to RMB14.6 billion. Translating the latter into Renminbi at the noon buying rate of 6.0537 on December 31, 2013, the Renminbi equivalent would be RMB40,600,667. Adding this figure to the RMB-denominated cash balance produces RMB14,597,437,481, which is still rounded to RMB14.6 billion. (Adding the Renminbi equivalent of the small amount of Hong Kong dollars and the de minimis amount of euros and English pounds held by the Company also does not affect the rounded figure.) This is the reason why the figure for the total cash and cash equivalents, restricted cash and short-term investments reported in the unaudited interim condensed consolidated balance sheet, when rounded to one-tenth of a billion, is the same as the figure for the RMB-denominated cash balance, even though the balance sheet figure is inclusive of Renminbi equivalents of cash balances denominated in other currencies. The Company has revised the disclosure on page 107 to clarify this.

Critical Accounting Policies, Judgments and Estimates, page 97

45.             Your disclosure of critical accounting policies should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to financial statements. Rather, you should provide an analysis of the uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements to provide greater insight into the quality and variability of information regarding your financial condition and operating performance. When critical accounting estimates and assumptions are based on matters that are highly uncertain, you should also provide an analysis of their specific sensitivity to change based on other outcomes that are reasonably likely to occur. Please revise your disclosures accordingly.

In response to the Staff’s comment, the Company has revised the disclosure in “Critical Accounting Policies, Judgements and Estimates” on pages 107 to 113.

Management, page 145

Compensation of Directors and Executive Officers, page 150

46.             Please revise your disclosure in this section to reflect the amount of compensation paid by the company and its subsidiaries for the last full financial year. Please refer to Item 4 of Form F-1 and Item 6.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 160.

Taxation, page 185

47.             Clarify, if true, that the summaries of the tax consequences provided here constitutes counsel’s opinion and identify counsel. In this regard, we note that you plan to provide tax opinions pursuant to Item 601(b)(8) of Regulation S-K.

In response to the Staff’s comments, the Company has revised the disclosure on page 193. The Company also confirms that counsel will provide tax opinions pursuant to Item 601(b)(8) of Regulation S-K.

People’s Republic of China Taxation, page 185

48.             Please revise your disclosure as follows:

•                  Discuss the tax consequences, if any, of a determination that you are not a resident enterprise; and

•                  Make clear the effect of any applicable tax treaties with either the United States or Hong Kong.

In response to the first bullet point under the Staff’s comment, the Company has revised the disclosure on page 196.

In response to the second bullet point under the Staff’s comment, the Company respectfully notes that the disclosure on page 197 already states that “it is also unclear whether non-PRC shareholders of JD.com, Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that JD.com, Inc. is treated as a PRC resident enterprise.” This statement covers the effect of the tax treaty between the PRC and the United States. The Company respectfully advises the Staff that there is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus no basis on which to make any further statement about the treatment that might be expected.

The Company respectfully advises the Staff that there is no tax treaty between Hong Kong and the United States. Since there is no reason to think that the issuer of the ADSs could be characterized as a resident of Hong Kong for tax purposes, the Company does not believe that the absence of a tax treaty between Hong Kong and the United States has any significance for the tax consequences of an investment in the ADSs. In addition, the Company notes that the effects on the Company (as opposed to the investors) of the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital are disclosed in their proper place in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 93 and 94.

Backup Withholding and Information Reporting, page 191

49.             Please include disclosure of any applicable material requirements of the Hiring Incentives to Restore Employment Act of 2010, and how these requirements impact your business.

In response to the Staff’s comments, the Company respectfully submits that disclosure with respect to the Hiring Incentives to Restore Employment Act of 2010 is neither necessary nor appropriate as the Company does not believe that it is subject to any material requirements under the Hiring Incentives to Restore Employment Act of 2010. The Company is not a “foreign financial institution” (as defined in the Internal Revenue Code of 1986, as amended, and Treasury regulations thereunder) and it does not earn more than a de minimis amount of U.S.-source income.

Consolidated Balance Sheets, page F-3

50.             We note your disclosure in footnote (1) to the summary consolidated balance sheet data on page 11 and selected consolidated balance sheet data on page 80. Please tell us why the number of ordinary shares redesignated into Class B ordinary shares disclosed in the footnotes to the tables differs from the number of outstanding Class B ordinary shares on pro forma basis. This comment is also applicable to the unaudited interim condensed consolidated balance sheets on page F-62.

The Company respectfully advises the Staff that the disclosure in footnote (1) to the summary consolidated balance sheet data on page 14 and selected consolidated balance sheet data on page 84 refers to total number of Class B ordinary shares redesignated on a one-for-one basis from the ordinary shares held by Max Smart Limited and Fortune Rising Holdings Limited upon completion of the planned offering. The difference to the number of outstanding Class B ordinary shares on pro forma basis represents the number of shares issued to Fortune Rising Holding Limited for the Company’s equity incentive plans that were available to be granted or were unvested by the employees on the date of reporting. These shares were accounted for as treasury stocks of the Company.

The Company has revised the disclosure on F-4 to include number of Class B ordinary shares issued on a pro forma basis as of December 31, 2013.

Consolidated Statements of Cash Flows, page F-6

51.             Please tell us your basis in GAAP for classifying changes in restricted cash in cash flows from operating activities as opposed to cash flows from investing or financing activities. This comment is also applicable to the unaudited interim condensed consolidated statements of cash flows on page F-65.

The Company respectfully advises the Staff that the Company has three types of restricted cash balances as disclosed in Note 4 on page F-33: (1) secured deposits held in designated bank accounts for the issuance of bank acceptance and letter of guarantee; (2) restricted cash as the collateral for the short-term loan; and (3) restricted cash held for capital verification of establishment of new entities.

The Company classified the change in restricted cash relating to secured deposits held for the bank acceptance and letter of guarantee as cash flow from operating activities. Bank acceptance is a widely used method of settlement in China for manufacturing industries with significant inventory balances and this option is generally available to all suppliers of the Company. Upon entering into a purchase order, suppliers can choose whether to receive the bank acceptance as a payment alternative. The typical terms of the bank acceptance used by the Company are generally one to three months, similar to the terms of the normal trade payable. In order to issue a bank acceptance, the Company deposits cash, equivalent to 10%- 30% of the face value of the relevant bank acceptance, into a restricted deposit account designated by the bank as the collateral. A specific restricted deposit is required by each individual bank acceptance issued. The deposit is released within a few days after the maturity of the bank acceptance. Making restricted deposits and issuing the bank acceptance is frequent and part of the Company’s normal purchase activities. The reason of making restricted deposits is not for investing purpose, but to facilitate the Company’s normal operations. Therefore, the Company considered it to be appropriate to classify the change in restricted cash balances relating to secured deposits held for bank acceptance as cash flow from operating activities.

The Company classified the change in restricted cash relating to short term investments held as the collateral for the short-term loan as cash flow from investing activities. For the year ended December 31, 2012, such short term investments include RMB denominated time deposit placed with the bank and the change represents new purchase of such short term investments. The RMB denominated restricted time deposit is pledged by the Company to secure the U.S. dollar denominated bank loan. The reason of this transaction is for investing purpose, i.e., to profit from interest rate difference between onshore RMB deposits with higher interest rate and offshore US$ loan with lower interest rate. Whereas the restricted cash related to bank acceptances and letters of guarantee are directly related to the Company’s primary business activity and turnover quickly, restricted cash balances held as the collateral for the short-term loan is not directly related to business activity. Therefore, the Company considered it to be appropriate to classify the change in restricted cash balances as the collateral for the short-term loan as cash flow from investing activities in accordance with ASC 230-10-45-11/13.

The Company classified the change in restricted cash relating to restricted deposit held for capital verification for the establishment of new entities as cash flow from investing activities. In order to establish a new entity, the Company is required by the local administration of industry and commerce to deposit cash, equivalent to the investment capital of the new entity, into a designated restricted deposit bank account for capital verification purposes. The cash deposit will be released to the new entity as the entity’s pay-in-capital after the capital verification is completed. Since the restricted cash balance held for capital verification for the establishment of new entities is directly related to the Group’s investing activities, the Company considered it to be appropriate to classify such change as cash flow from investing activities in accordance with ASC 230-10-45-13.

Notes to the Consolidated Financial Statements, page F-8

2. Summary of significant accounting policies, page F-17

l. Property, equipment and software, net, page F-20

52.            Please tell us your consideration of disclosing your accounting policies related to the capitalization of costs of computer software developed or obtained for internal use. Please refer to ASC 235-10-50-1.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-27.

s. Revenue, page F-23

53.            Please tell us how you estimate and record sales returns and the facts and circumstances that enable you to make a reasonable estimate of the reserve. Please also tell us your consideration of disclosing the additions, deductions and balances of the return allowance reserves for each year presented.

The Company respectfully advises the Staff that the Group’s sales returns generally occur within 6 months of the commencement of the delivery and the reserves for sales returns are estimated based on periodic assessment performed using the Group’s latest available information of actual sales and related sales returns. The Group firstly calculates its historical actual sales return ratio at the end of each quarter. The ratio is calculated based on (1) total value of the returned sales orders in the 6 months after that quarter relating to sales orders delivered in the 6-month period prior to that quarter end divided by (2) the total value of the sales orders delivered to customers in the 6-month period prior to that quarter. The actual sales return ratios calculated on a quarterly basis are then averaged to derive the average historical actual sales return ratio, which is applied by the Group to estimate the sales return reserve for sales orders made in the last 6 months. Changes in sales return reserves are accounted for prospectively as changes of accounting estimates.

The Company believes that it has sufficient operating history and operating data to make such accounting estimates. The estimated sales return reserve was RMB13.4 million, RMB22.4 million and RMB31.6 million, as of December 31, 2011, 2012 and 2013, respectively, which the Company considered not material. The Company will continue to analyze the impact of its sales return reserves and provide specific disclosures if the amount becomes material.

54.            Please tell us whether prepaid cards have expiration dates and whether you recognize unredeemed gift cards in income when prepaid cards expire or when redemption becomes remote. If so, please tell us the amount of income recognized from unredeemed gift cards in each period presented and how you determine the amount of income to be recognized. In addition, if material, please disclose the amount of income recognized from expired or unredeemed gift cards and how the income is classified in the consolidated statements of operations and comprehensive loss.

The Company respectfully advises the Staff that although the prepaid cards have pre-printed expiration dates of 36 months from the date of purchase, the Company has not enforced such expiration policy for the prepaid cards issued. Accordingly, the Company does not consider the printed expiration date to be substantive and hence did not recognize any revenue from expiration of the prepaid cards for the periods presented. The amount of unused prepaid cards aged more than 36 months was RMB2.0 million as of December 31, 2013 and was not considered material.

55.            We note your disclosure in the second paragraph of the overview of your business on page 110 that you offer comprehensive after-sales services. Please tell us the nature of the after-sales services provided and the amount of revenues recognized for each year presented. Please also tell us your consideration of disclosing your revenue recognition policies for such after-sales services.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 118 and page F-25.

The Company respectfully advises the Staff that the “comprehensive customer services” offered by the group primarily include 7 *24 hours customer service, Return and exchange service and Return/Exchange logistic service.

•                  7 *24 hours customer service. The Company provides timely, responsive and helpful customer service for the post-sales requests from customers, including but not limited to request for exchange or return goods, technical inquiries, invoice issuance and etc. Such 7*24 hours customer services are free-of charge.

•                  Return and exchange service. The Company generally allows customers to return unused goods within 7 days and to exchange defective goods within 15 days, in each case counting from the date when the customer receives the goods. If customers report defects more than 15 days after receipt but still within the warranty period, we will arrange for the defective goods to be repaired by the third party manufacturers or suppliers or take other appropriate action to satisfy the customer, depending on the nature of the problem. The return and exchange services are free-of charge.

•                  Return/Exchange logistic service. When customers exchange or return goods, the Company will provide various convenient logistic options for the customers. If the return or exchange was not caused by product defects, the customers are responsible to pay for the logistic services required, which are recognized by the Company upon completion of the services. For the years ended December 31, 2011, 2012 and 2013, revenues of nil, RMB3.3 million and RMB3.2 million from the return/exchange logistic service were recognized, respectively.

t. Customer incentives and loyalty programs, page F-24

56.            Please tell us the amount of deferred revenue related to J Coupons recognized as income upon expiration of the coupons for each year presented. In addition, if material, please disclose the amount of revenue recognized upon the expiration of the coupons for each year presented.

The Company respectfully advises the Staff that revenues recognized from the expiration of J Coupons were RMB3.0 million, RMB13.3 million and RMB23.5 million for the years ended December 31, 2011 and 2012, and 2013, respectively.

Since the Company’s revenues recognized from the expiration of J coupons are immaterial, the Company has not provided specific disclosures for each year presented. The Company will continue to analyze the impact of its revenues recognized from the expiration of J coupons and provide specific disclosures if the amount becomes material.

In response to the staff’s comment, the Company has also revised the referenced disclosure on page F-25 and F-26.

57.            We note your disclosure that loyalty points have no expiration date. Please tell us how you account for deferred revenue related to loyalty points that are not redeemed for J Coupons and the basis in GAAP for your accounting.

The Company respectfully advises the Staff that the Group awards loyalty points to its registered customers after the customer makes a purchase of products or provide comments about their buying experiences on the Group’s website. Customers may redeem the loyalty points received for J Coupons which can be used for future purchase of selected items without minimum purchase requirements. The Group has determined that the loyalty points awarded during a purchase activity are considered an element of an arrangement within the scope of ASC 605-25. Accordingly, the Group accounts for the delivered products and the loyalty points awarded as separate units of accounting, and allocated the total sales consideration to the products and loyalty points based on the relative selling price of the products and loyalty points awarded. The selling price of the loyalty points awarded is generally determined by management’s best estimate of the selling price in the absence of both vendor specific objective evidence and third party evidence. Consideration allocated to the loyalty points is initially recorded as deferred revenues, and recognized as revenues when the J Coupons for which the loyalty points are redeemed are used or expired, whichever occurs first.

u. Cost of revenues, page F-25

58.            We note your disclosure regarding returns and exchanges on page 121 under the “Customer Service” heading. Please disclose your accounting policy and methodology used in estimating your liability for product warranties and provide a tabular reconciliation of the changes in the warranty obligation for each year presented. Please refer to ASC 460-10-50.

The Company respectfully advises the Staff that the Group does not provide reserve for product warranties as the warranty obligations for the defective goods and the repairs of those defects are the responsibility of the third party manufacturers or suppliers. The Company is only responsible for shipping and handling costs of defective products that return or exchange is requested. Such shipping and handling costs are expensed as incurred and were immaterial for the years presented.

w. Fulfillment, page F-26

59.            Please disclose the amount of shipping costs excluded from cost of revenues. Refer to ASC 605-45-50-2.

In response to the Staff’s comments, the Company has revised the referenced disclosure on page F-26.

60.            We note your disclosure on page 124 that you operate delivery stations under contractual arrangements similar to franchise agreements. Please tell us how you account for these contractual arrangements and the basis in GAAP for your accounting.

In response to the Staff’s comments, the Company has revised the referenced disclosure on page 132.

The Company further advises the staff that, under the contracts between the Company and the third party delivery stations, the Company outsources the delivery services to the contracted delivery stations and pays delivery service charges calculated based on the quantity of the sales orders delivered by the delivery stations. The service charges are expensed as incurred and are recorded as shipping costs upon fulfillment.

6. Business Combinations, page F-34

61.             Please tell us how you determined the fair value of the online payment and other licenses acquired in the transaction.

The Company respectfully advises the Staff that the Group earns transaction fees from processing transactions from online payment customers. The fair value of online payment licenses and other license was established using a form of the income approach known as the excess earnings method. In the excess earnings method, fair value is estimated as the present value of the benefits anticipated from ownership of the subject intangible assets in excess of the returns required on the investment in the contributory assets necessary to realize those benefits.

7. Accounts receivable, net, page F-35

62.             Please disclose how value-added taxes receivable from customers is presented on the consolidated balance sheets and the amounts recorded in accounts receivable.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-36 to disclose that value-added taxes (“VAT”) receivable from customers is recorded in accounts receivable on the consolidated balance sheets.

The Company respectfully acknowledges the Staff’s comment to disclose the amounts of VAT receivable from customers recorded in accounts receivable. The Group is subject to 6% to 17% VAT for sale of different products and services. We account for our VAT liabilities from sales of products in VAT payable account and the VAT deductible amounts that we are entitled to receive from qualified purchases are recorded against the VAT liabilities in the same account. We settle our net VAT liabilities with the tax authorities on monthly basis. We regularly confirm or reconcile with our customers for the outstanding accounts receivable for the total amount including VAT receivable, however we do not record VAT receivable due from the customer from the sale separately. To separately report or disclose the VAT receivable would require significant resources and efforts to track and analyze each of the Group’s sales orders by type of products or services.

As discussed above, the Company tracks its VAT rights and obligations with the tax authorities on a net basis as illustrated below:

Company makes a purchase of RMB100 inventory with 17% VAT

Dr. Inventory	100
Dr. Net VAT payable	17
Cr. Cash	117

Company makes a sale of RMB200 at 17% VAT

Dr. Accounts receivable	234
Cr. Revenue	200
Cr. Net VAT payable	34

At the end of the month, the Company remits a single payment for the Net VAT payable balance of RMB17 to the tax authorities. In this process, there is no need to have an analysis or breakdown of VAT receivable included in the accounts receivable balance. Accordingly, the Company tracks its accounts receivable from customers inclusive of the VAT receivable.

Considering that the total balance of the Group’s accounts receivable is insignificant to the Group’s total assets or annual turnover for the years presented, the Company does not disclose the amounts of VAT receivable separately.

17. Taxation, page F-39

63.             Please explain to us why there are no temporary differences between the carrying amounts and tax bases of property, equipment and software, intangible assets, accrued liabilities and reserves and deferred revenue that require recognition in the financial statements.

The Company respectfully advises the Staff that there was no material temporary difference between the accounting bases and tax bases of intangible assets, accrued liabilities and reserves for the years ended December 31, 2011, 2012 and 2013 and of deferred revenues for the years ended December 31, 2011 and 2012. As a result, the Company respectfully submits that it considers the impact of not recognizing deferred tax assets and providing related valuation allowances or recognizing deferred tax liabilities for the temporary differences between the accounting bases and tax bases for the periods above to be insignificant. For the year ended December 31, 2013, the Company recognized deferred tax assets from temporary differences between the accounting bases and tax bases of deferred revenues that amounted to RMB52.1 million and provided full valuation allowance against it as the Company believes that it is more likely than not that such deferred tax assets will not be utilized in the future.

The Company further confirms that the Company has same accounting and tax basis in property, equipment and software and therefore there was no temporary difference between the accounting bases and tax bases of property, equipment and software for the years ended December 31, 2011, 2012 and 2013.

29. Unaudited pro-forma balance sheet and net loss per share, page F-56

64.             Please tell us what the compensation to the founder related to dual class ordinary shares arrangements represent and your basis for this adjustment to pro forma accumulated deficit.

The Company respectfully advises the Staff that the Class B ordinary shares that Max Smart (controlled by the Founder) will receive from re-designation of the ordinary shares it holds upon adoption of the Post IPO Memorandum and Article of Associations contain additional voting rights and are deemed to be performance-based equity awards. The Company intends to account for the re-designation as a modification to the ordinary shares held by Max Smart and accordingly, additional compensation expenses will be measured in an amount equal to the excess of the fair value of the Class B ordinary Shares over the fair value of the original shares held by Max Smart immediately before the re-designation. Since the IPO is not probable until it occurs, the additional compensation will be recognized immediately upon the completion of the IPO and thus it is included as a pro forma adjustment.

30. Subsequent Events, page F-58,

f. Option Exchange Program, page 58

65.             Please tell us how you intend to account for the option exchange program and the basis in GAAP for your accounting.

The Company respectfully advises the Staff that the Company views the option exchange under the option exchange program as a cancellation of existing unvested restricted share units (“RSU”) awards with a concurrent grant of options under the original vesting schedule. The Company accounted for the option exchanges as probable-to-probable (Type 1) modification in accordance with ASC 718-20-55-108. Additional compensation expenses were measured in an amount equal to the excess of the fair value of the modified equity instrument over the fair value of the original equity instrument immediately before modification and are recognized over the remaining requisite service period.

The Company further advises the staff that the Company has disclosed the option exchange program on F-52.

*              *              *

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by phone at +852-3740-4850 or by e-mail at julie.gao@skadden.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Geoffrey Wang, by telephone at +86 10 6533-2928, or by email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

/s/ Z. Julie Gao

Very truly yours,

Z. Julie Gao

Enclosures

cc:                                Richard Qiangdong Liu, Chairman and Chief Executive Officer, JD.com, Inc.

Sidney Xuande Huang, Chief Financial Officer, JD.com, Inc.

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Annex A

JD.com, Inc.

Note: Based on the F-1 publicly filed with the SEC on March 19, 2014.

	Statement in F-1	Page No.	Supporting Document
1-1	We are the largest online direct sales company in China in terms of transaction volume in 2013, with a market share in China of 46.5%, according to iResearch.	1, 88, 118, 128	Data published on the official website of iResearch (Link: (http://ec.iresearch.cn/shopping/20140317/228673.shtml)

1-1

Our online direct sales and marketplace businesses together made us the second largest B2C e-commerce company in China, with a 18.3% market share based on transaction volume in 2013, according to iResearch.

		2, 119	Data published on the official website of iResearch (Link: (http://ec.iresearch.cn/shopping/20140317/228673.shtml))

2-1

According to iResearch, China’s online retail market size measured by transaction volume was RMB1,320 billion in 2012 and is expected to reach RMB3,790 billion (US$626 billion) in 2016, representing a CAGR of 30.2%.

		2, 115	Data published on the official website of iResearch (Link: (http://ec.iresearch.cn/shopping/20140317/228673.shtml))

3-1	China’s online retail market transaction volume is also expected to have surpassed that of the United States in 2013. Despite the huge size of the market, China’s online retail penetration of internet users was only 45.5% in 2012, still much lower than the corresponding figure of 71.6% for the United States. iResearch expects that China’s online retail penetration could further increase to 58.2% by 2016.	115	China E-commerce Industry Annual Monitoring Report 2012-2013 (Abbreviated version) published on the official website of iResearch (Link: http://report.iresearch.cn/2043.html)

4-1	According to a study of Chinese online shoppers conducted by iResearch in 2012, 33% of online shoppers indicated product quality as the top factor considered when shopping online, while only 19% of online shoppers indicated cheaper prices as the top factor considered.	116	China Online Shoppers’ Behaviour Report 2012-2013 (Abbreviated version) published on the official website of iResearch (Link: http://report.iresearch.cn/1901.html)

	Statement in F-1	Page No.	Supporting Document
5-1	According to iResearch, mobile shopping transaction value in China reached RMB169.6 billion (US$28.0 billion) in 2013, an increase of 169% over 2012. Mobile shopping penetration is expected to grow from 9.2% in 2013 to 20.5% by 2016, according to iResearch.	116	Data published on the official website of iResearch (Link: http://ec.iresearch.cn/shopping/20140317/228673.shtml; http://ec.iresearch.cn/shopping/20140109/224694.shtml)

6-1	Ningxia, Qinghai and Guizhou are the top three provinces in terms of online retail order growth in 2012, according to iResearch.	116	China Online Shopping Industry Annual Monitoring Report 2012-2013 (Abbreviated version) published on the official website of iResearch (Link: http://report.iresearch.cn/2007.html)

7-1

Total retail sales grew from RMB6.2 trillion in 2008 to RMB9.8 trillion (US$1.6 trillion) in 2012, according to Euromonitor International, representing a compound annual growth rate, or CAGR, of 12.2%, whereas retail sales only grew at a CAGR of 1.5% in the United States during the same period. The strong growth of retail sales in China is expected to continue and retail sales are projected to reach RMB13.6 trillion (US$2.2 trillion) in 2015, representing a CAGR of 11.5% from 2012, according to Euromonitor International.

		2, 115	Data report in terms of market sizes of retailing in China from 2008 to 2015 in and US from 2008 to 2012 provided by Euromonitor International (accessible with subscription)

8-1

As a result, China’s retail industry is highly fragmented, with the top 20 retailers in aggregate only accounting for approximately 10% of the total market share in 2012, as compared with approximately 40% in the United States, according to Euromonitor International.

		2, 115	Data report in terms of top 20 retailers market share in China and US in 2012 provided by Euromonitor International(accessible with subscription)

9-1	According to the China Internet Network Information Center, or CNNIC, internet users above the age of 30 increased from 27.9% in 2006 to 43.0% in 2013 of the total online population, while those with an average monthly income above RMB3,000 increased from 13.9% in 2006 to 28.6% in 2013.	116

Statistical Report on Internet Development in China published in January 2007 and January 2014 on the official website of CNNIC (Link:

http://www.cnnic.cn/hlwfzyj/hlwxzbg/200906/P020120709345349881234.doc;

http://www.cnnic.net.cn/hlwfzyj/hlwxzbg/hlwtjbg/201401/P020140116395418429515.pdf)

	Statement in F-1	Page No.	Supporting Document
10-1	According to the National Bureau of Statistics of China, the annual per capita disposable income of urban households in China grew from RMB15,781 in 2008 to RMB24,565 (US$4,058) in 2012, representing a CAGR of 11.7%.	115

Data published on the official website of the National Bureau of Statistics of China (Link:

http://data.stats.gov.cn/workspace/index;jsessionid=0B51F9743DDFF37CE120B25E5FA3DE1E?m=hgnd >人民生活 (National Lives)>城乡居民家庭人均收入及恩格尔系数(Per Capita Income of Urban and Rural Households and Engel Coefficient)                                )

11-1	According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2011, 2012 and 2013 were increases of 4.1%, 2.5% and 2.5%, respectively.	106	Data published on the official website of the National Bureau of Statistics of China (Link: http://data.stats.gov.cn/workspace/index?m=hgyd)

12-1	According to the World Bank research report ‘‘China 2030’’, China is undergoing structural transitions characterized by a higher share of consumption and service in the economy and a lower share of exports, savings and investment. Consumption as a percentage of GDP is expected to increase from 56% during the period 2011-2015 to 66% during the period 2026-2030 with a corresponding decline in investment as a percentage of GDP. Retail sales are expected to continue growing rapidly.	115

“China 2030: Building a Modern, Harmonious, and Creative Society” report published on the official website of the World Bank (Link:

http://documents.worldbank.org/curated/en/2013/03/17494829/china-2030-building-modern-harmonious-creative-society)

13-1	According to CB Richard Ellis, an international commercial real estate services company, China’s total gross floor area of good-quality warehouse stock was approximately 550 million square meters as of 2010, as compared to total gross floor area of good-quality warehouse stock of 1,600 million square meters in the United States. In addition, CB Richard Ellis estimates that the total stock of modern logistics facilities is only approximately 5.8 million square meters in China in 2010, a figure that is disproportionately low for a nation of 1.3 billion people.	117	“China’s Logistics: Rising Demand but A Shortage of Supply” report published on the official website of CB Richard Ellis (Link: http://www.cbre.eu/portal/pls/portal/res_rep.show_report?report_id=879)